EXHIBIT 99.1
                                                                    ------------


NEWS RELEASE
FOR IMMEDIATE RELEASE
SEPTEMBER 1, 2004
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE SEPTEMBER 2004 INCREASE TO
THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, SEPTEMBER 1, 2004 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.61289 to 1.62818. Such increase will be effective on September 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

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                                                                                                                         Exchange
                          Opening       ARC Energy        10 day Weighted      Increase in    Effective Date of the     Ratio as of
 Record Date of ARC      Exchange          Trust          Average Trading        Exchange      Increase in Exchange      Effective
    Energy Trust           Ratio       Distribution       Price of AET.UN        Ratio **             Ratio                 Date
    Distribution                         per Unit      (Prior to the end of
                                                            the Month)
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
   August 31, 2004        1.61289          $0.15              15.8229            0.01529        September 15, 2004       1.62818

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:


                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9